Exhibit 99.1
press release
ArcelorMittal announces the publication of its fourth quarter and full year 2025 sell-side analyst consensus figures
3 February 2026, 14:30 CET

ArcelorMittal today announces the publication of its fourth quarter and full year 2025 sell-side analyst consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Visible Alpha.

To arrive at the consensus figures below, Visible Alpha has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15 brokers. The listed sell-side analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.
4Q’25 and FY’25 consensus estimates:

	4Q’25	FY’25
•EBITDA ($m)	$1,531	$6,466
•Net income ($m)	$390	$3,321
•Earnings per share ($)	$0.51	$4.36
Equity analyst contributing to consensus:
Sell-side analyst participation stands at 14 brokers (i.e., those with updated estimates in Visible Alpha). The sell-side analysts who cover ArcelorMittal and whose estimates are included in the 4Q’25 and FY’25 group consensus outlined above are the following (GVC and Alphavalue included for FY’25 only):
1.Alphavalue – Fabrice Farigoule
2.Bank of America – Reinhardt Van Der Walt
3.CITI – Ephrem Ravi, Krishan Agarwal
4.Deutsche Bank – Bastian Synagowitz
5.Goldman Sachs – Matt Greene
6.Groupo Santander – Robert Jackson
7.GVC Gaesco Valores* – Inigo Pascual
8.Jefferies – Cole Hathorn
9.Kepler – Boris Bourdet
10.Keybanc – Phil Gibbs

11.Morgan Stanley – Alain Gabriel
12.Oddo – Maxime Kogge
13.UBS – Andrew Jones
14.Wells Fargo – Timna Tanners
Disclaimer
Estimates based on Visible Alpha consensus dated 3.2.26. The disclaimer is:
The information provided by Visible Alpha cited herein is provided “as is” and “as available” without warranty of any kind. Use of any Visible Alpha data is at a user’s own risk and Visible Alpha disclaims any liability for use of the Visible Alpha data. Although the information is obtained or compiled from reliable sources Visible Alpha neither can nor does guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, sequence, timeliness, completeness or continued availability of any information or data, including third-party content, made available herein. In no event shall Visible Alpha be liable for any decision made or action or inaction taken in reliance on any information or data, including third-party content. Visible Alpha further explicitly disclaims, to the fullest extent permitted by applicable law, any warranty of any kind, whether express or implied, including warranties of merchantability, fitness for a particular purpose and non-infringement.
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts, as described above. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893

Bonds/Credit	+33 171 921 026
Bonds/Credit	+33 171 921 026

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com